UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Major, John E.
   P. O. Box  27
   16720 Las Cuentas

   Rancho Santa Fe, CA  92067
2. Issuer Name and Ticker or Trading Symbol
   Lennox International Inc. (LII)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1)Title of Security           2)Trans-      3.Trans-       4.Securities Acquired(A) 5)Amount of    6)Ownership  7)Nature of
                              action        action         or Disposed of (D)       Securities     Form:        Indirect
                              Date          Code                                    Beneficially   Direct       Beneficial
                                            -------------  ------------------------ Owned at End   (D) or       Ownership
                              (Month/                               A or            of Month       Indirect
                              Day/Year)     Code        V  Amount   D   Price                      (I)
------------------------------------------------------------------------------------------------------------------------------------


                                                                                1




Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative         2)Conversion 3)Trans-       4)Trans-  5)Number of Derivative         6)Date Exercisable and
Security                      or Exercise  action         action    Securities Acquired (A)        Expiration Date
                              Price of     Date           Code      or Disposed of (D)             Month/Day/Year
                              Derivative                  --------  -----------------------        ---------------------------------
                              Security     Month/Day/Year Code  V   A                D             Date Exercisable  Expiration Date
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option    $7.8750      12/31/00       G(1)                       15,131        (2)               12/15/07
(right to buy)
Non-Qualified Stock Option    $10.3130     12/31/00       G(3)                       1,668         (2)               12/10/09
(right to buy)
Non-Qualified Stock Option    $10.3130     12/31/00       G(3)                       1.667         (2)               12/10/09
(right to buy)
Non-Qualified Stock Option    $7.8750      12/31/00       G(1)      7,566                          (2)               12/15/07
(right to buy)
Non-Qualified Stock Option    $10.3130     12/31/00       G(3)      1,667                          (2)               12/10/09
(right to buy)
Non-Qualified Stock Option    $7.8750      12/31/00       G(1)      7,565                          (2)               12/15/07
(right to buy)
Non-Qualified Stock Option    $10.3130     12/31/00       G(3)      1,668                          (2)               12/10/09
(right to buy)



Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative         3)Trans-    7)Title and Amount        8)Price     9)Number of    10)Ownership  11)Nature of
Security                      action      of Underlying             of Deri-    Derivative     Form o>f      Indirect
                              Date        Securities                vative      Securities     Derivative    Beneficial
                                          ------------------------  Security    Beneficially   Security      Ownership
                                                          Amount or             Owned at End   Direct (D)
                              Month/Day/                  Number of             of Month       or Indirect
                              Year        Title                                                   (I)
------------------------------------------------------------------------------------------------------------------------------------


Non-Qualified Stock Option    12/31/00    Common Stock,   15,131                0              D
(right to buy)                            par value $0.01
                                          per share
Non-Qualified Stock Option    12/31/00    Common Stock,    1,668                               D
(right to buy)                            par value $0.01
                                          per share
Non-Qualified Stock Option    12/31/00    Common Stock,    1,667                9,822          D
(right to buy)                            par value $0.01
                                          per share
Non-Qualified Stock Option    12/31/00     Common Stock,   7,566                7,566          I             Daughter, Barbara Major
(right to buy)                            par value $0.01
                                          per share
Non-Qualified Stock Option    12/31/00    Common Stock,    1,667                1,667          I             Daughter, Barbara Major
(right to buy)                            par value $0.01
                                          per share
Non-Qualified Stock Option    12/31/00     Common Stock,   7,565                7,565          I             Son, John B. Major
(right to buy)                            par value $0.01
                                          per share
Non-Qualified Stock Option    12/31/00    Common Stock,    1,668                1,668          I             Son, John B. Major
(right to buy)                            par value $0.01
                                          per share

Explanation of Responses:

(1)
Gift to minor child who shares reporting person's household using a Black-Scholes valuation of $1.96/share in order to qualify as a gift under the $10,000 IRS gift limitation per parent per child.
(2)
The option becomes exercisable in three equal annual installments, commencing one year after the date of grant.
(3)
Gift to minor child who shares reporting person's household using a Black-Scholes valuation of $3.10/share in order to qualify as a gift under the $10,000 IRS gift limitation per parent per child.

SIGNATURE OF REPORTING PERSON
/S/ By: Carl E. Edwards, Jr.
    For: John E. Major
DATE 02/13/01